Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratios)

	Year Ended November 30,
	2012	2011	2010	2009	2008
Pre-tax income (loss) from continuing operations	$36.9	$30.1	$33.3	$28.4	$(2.8)
Adjustment for (income) loss from equity investees	—	—	—	—	(.2)
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$36.9	$30.1	$33.3	$28.4	$(3.0)
Distributed income equity investees	—	—	—	—	—
Less: Capitalized interest	—	—	—	—	—
Amortization of interest previously capitalized	—	—	—	—	—
Adjusted pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$36.9	$30.1	$33.3	$28.4	$(3.0)
Fixed Charges:
Interest expense	$33.8	$35.3	$8.0	$7.5	$12.3
Interest capitalized during the period	—	—	—	—	—
Amortization of debt issuance costs	2.7	2.7	.7	.6	.7
Imputed interest portion of rent expense	1.4	1.4	1.3	1.3	1.6
Total Fixed Charges	$37.9	$39.4	$10.0	$9.4	$14.6
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges	$74.8	$69.5	$43.3	$37.8	$11.6
Ratio of Earnings to Fixed Charges (a)	2.0	1.8	4.3	4.0	.8

(a)	For fiscal year 2008, the ratio was less than 1.0x and was deficient by $3.0 million.